Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 12, 2012

Toronto Stock Exchange (Venture) Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 62,582,641

Turbine Commissioning Completed at Windstar

Vancouver, BC – March 12, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), is pleased to announce that Windstar commenced commercial operations on January 27, 2012, which was declared the Initial Operations Date. The achievement of commercial operations initiates our energy sales sold to the Utility and our Windstar project is subject to performance guarantees as negotiated with our turbine supply vendor.

Western Wind is now in the position to file for its cash grant application with the US Treasury under Section 1603. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American

Recovery and Reinvestment Act of 2009 (“Treasury Grant”). The Company estimates the cash grant submittal to be roughly $90 million, which is subject to review and approval from the Department of Treasury.

Jeff Ciachurski, President of Western Wind Energy states, “We are extremely pleased by the full commissioning of Windstar. Since January 27, 2012, we have now been receiving revenue from four fully owned renewable energy projects in California and Arizona. This is a transitional time for Western

Wind, as we evolve into a significant power producer of renewable energy. We would like to thank our employees, stakeholders and business partners for the patience and cooperation in bringing online this transformational asset.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the  OTCQX under the symbol “WNDEF” and on the TSX Venture Exchange under the symbol “WND”. Western Wind is a vertically integrated renewable energy production company that directly owns over 165.5 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.